HI HO SILVER RESOURCES, INC.
3045 Southcreek Road; Unit 11
Mississauga, Ontario L4X 2E9

May 10, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street
Washington, BD 20549-4720
Attn: Ms. Donna Levy

RE:	Request by Hi Ho Silver Resources, Inc. for Withdrawal of Registration Statement on Form 20-F

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Exchange Act of 1933, as amended Hi Ho Silver Resources, Inc. (“Hi Ho”) hereby requests withdrawal of its Registration Statement on Form 20-F (File No. 0-52510) together with all exhibits thereto, (collectively, the “Registration Statement”) that was originally filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2007.

Hi Ho requests this withdrawal because at this time it is no longer planning to seek a listing on a United States Exchange. No securities were offered pursuant to this Registration Statement.

Hi Ho respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest. We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing the Commission notifies Hi Ho that the application for withdrawal has not been granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Jon Gardner
Kavinoky Cook LLP
716-845-6000

Very truly yours,

/s/ Frederick Fisher
Frederick Fisher, President and Director